SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  July 31, 2007

By: /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

Intertape Polymer Group Announces Maximum US$90 Million Rights Offering to Shareholders

Signs Standby Agreements with Three Principal Shareholders and Five Company Representatives for US$62.2 Million

MONTREAL, QUEBEC AND BRADENTON, FLORIDA--(MARKET WIRE)--Jul 31, 2007 -- Intertape Polymer Group Inc. (Toronto: ITP.TO)(NYSE: ITP) ("Intertape" or the "Company") today announced that it has filed a preliminary short form prospectus in each of the provinces of Canada for a rights offering to its shareholders.  If all of the rights are exercised, the Company expects to receive gross proceeds of up to US$90 million. The net proceeds from the rights offering will be used by the Company to reduce its long-term debt.

In connection with the rights offering, Intertape has entered into Standby Purchase Agreements with each of Letko, Brosseau & Associates Inc., Brandes Investment Partners, L.P. and Wells Capital Management, Inc., its three principal shareholders.  Under these agreements, each has agreed to exercise rights and to purchase certain of the shares that are not otherwise subscribed for in the rights offering.  The total commitment from the three principal shareholders to Intertape is US$56.6 million.

In addition, four of the Company's current senior officers and one former senior officer have entered into a Standby Purchase Agreement with the Company pursuant to which they have agreed to exercise all of their rights, and to purchase certain of the shares that are not otherwise subscribed for in the rights offering.  The total commitment from the five to Intertape is US$6.0 million. The five senior officers are Eric E. Baker, Chairman of the Board of Directors, Melbourne F. Yull, Executive Director, Gregory A. Yull, President, Distribution Products, Andrew Archibald, C.A., former Chief Financial Officer, and Christopher J. Winn, Secretary.

The commitments from the three principal shareholders and five senior officers of the Company, which in the aggregate amount to US$62.6 million, are subject to standard conditions.

In connection with the rights offering, Intertape will file a registration statement with the U.S. Securities and Exchange Commission relating to these securities.  The size of the rights offering, the number of rights required to purchase each common share, and a record date and expiry date for the offering will be determined at the time of filing a final short form prospectus.  Under the Standby Purchase Agreements entered into with the three principal shareholders, Intertape has agreed that the issue price per share for the rights offering will be equal to the simple average of the closing price of Intertape's common shares on the Toronto Stock Exchange during the 20 trading days immediately preceding the day on which Intertape files a final short form prospectus in respect of the offering.

The rights offering will include an additional subscription privilege under which holders of rights who fully exercise their rights will be entitled to subscribe for additional common shares, if available, that were not otherwise subscribed for in the rights offering.

The rights offering is subject to regulatory approval, including that of the Toronto Stock Exchange.

This press release is not an offer to sell nor a solicitation of an offer to buy any securities in the United States. These securities may not be offered or sold in the United States, absent registration under the United States Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company, containing detailed information about the Company and management.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Particularly, statements about the Company's objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward-looking statements include unknown risks and uncertainties, including the results of the rights offering by the Company and the Standby Purchase Agreements, the terms to possible amendments to covenants with the Company's lenders, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

Contact:

     Contacts:

     Intertape Polymer Group Inc.

     Melbourne F. Yull

     Executive Director

     866-202-4713

     MaisonBrison

     Rick Leckner

     514-731-0000